Exhibit 99.1

May 20, 2021

GOLD STANDARD VENTURES ANNOUNCES 2021 EXPLORATION AND DEVELOPMENT PROGRAM

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced plans for the 2021 exploration and development program on its vast land package in Nevada’s Carlin Trend. The program includes approximately 7,880 meters of reverse-circulation (“RC”) and core drilling over 46 holes. Drilling is anticipated to start in May 2021.

(https://goldstandardv.com/site/assets/files/4499/2021_exploration_and_development_program.pdf)

Exploration Focus Areas:

  Pinion SB Zone: 7 RC drill holes (approximately 2,350 meters) to further develop oxide mineralization at the SB Zone target. Previously released intercepts at SB Zone include: PR20-26 (77.7m of 2.24 g Au/t), PR20-30 (50.3m of 1.04 g Au/t), PC20-22 (61.1m of 1.07 g Au/t) (see November 12, 2020 and April 15, 2021 releases for further details), and historical hole PIN14-38 (57.9m of 1.01 g Au/t); the deposit remain open to the south and east in this target zone.

  Dark Star: 30 RC and core drill holes (approximately 3,900 meters) to define the limits of near-surface oxide mineralization at Dark Star Main, convert Inferred resources within the mine plan boundary to Measured or Indicated resources, and complete metallurgical core holes for test work in support of future mining and processing.

  LT: 5 RC drill holes (approximately 580 meters) will continue to test for gold mineralization along the LT Fault, to the north of LT20-01 (24.3m of 0.73 g Au/t) and LT20-08 (30.5m of 0.78 g Au/t) (see October 29, 2020 news release for further details) and structural and stratigraphic targets centered around surface channel sampling conducted in 2020. Three- meter surface channel sampling highlighted 57m of 0.61 g Au/t centered around LT20-01 and the LT-Tesla Fault intersection. Additionally, surface sampling to the south identified 18m of 4.84 g Au/t along the Lotus-LT Fault intersection. Sampling, mapping, and drilling has identified a zone approximately 200 meters long associated with the LT Fault and structural intersections with the northeast striking Tesla and Lotus faults. The mineralization remains open to the north, south, west, and at depth.

Jason Attew, President and CEO, commented, “We are excited to initiate our 2021 drilling program. The focus of this year’s program is to test for extensions to both Pinion and Dark Star with the goal of enhancing the size of the pits and further extending the project life. Additionally, we will test the highly prospective LT zone which is near Pinion and Dark Star and has the potential to develop into a satellite pit in the future. Any success from this 2021 exploration program is distinct from and incremental to the upcoming South Railroad Project Feasibility Study.”

Other Exploration & Development Work:

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4

  Pinion: 4 RC drill holes (approximately 1,050 meters) to advance metallurgical and hydrology test work and support mine start-up.

  South Dome: Exploration will focus on compiling results from the soil survey (2,700 samples) and geologic mapping completed in 2020. Work to date has identified a domal feature within Pinion stratigraphy that has elevated gold, silver, arsenic and mercury in soils. The goal is to advance the project to a drill decision by the end of year.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All Gold Standard sampling was conducted under the supervision of the Company’s senior geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. Samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in either Sparks, NV or Hermosillo, Mexico where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP in Vancouver, B.C. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

All third party laboratories and service providers used or retained in the analysis of the samples are independent of Gold Standard.

Qualified Persons

Richard Yancey, Geology Manager, is the Company’s Qualified Person (QP) as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this news release.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the potential for LT to be a satellite pit to the South Railroad Project (“SRP”); the ability of the Company to increase the resource base at Dark Star and Pinion; the nature and extent of mineralization at the Pinion and Dark Star deposits; the Company’s future exploration plans and objectives; the expected size and dimensions of the planned pits and area of demonstrated mineral resources of the SRP; and about the potential financing and construction of the SRP. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that LT will become a satellite pit to the SRP; that the Company will be successful in increasing the resource base at Dark Star and Pinion; that the pit and the area of demonstrated mineral resources at SRP will conform to that set out in the preliminary feasibility study for SRP; and that

Gold Standard Ventures Corp.	PAGE 2

the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that LT will not become a satellite pit to the SRP; that the Company may not successfully increase the resource base at Dark Star and Pinion; that the pit and the area of demonstrated mineral resources at SRP will be different than that set out in the Preliminary Feasibility Study for SRP, as a result of the Company’s Feasibility Study or otherwise; that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:

Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

Gold Standard Ventures Corp.	PAGE 3